DermTech, Inc.

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

(858) 450-4222

November 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DermTech, Inc.
Registration Statement on Form S-3
Filed September 26, 2019
File No. 333-233962

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), DermTech, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 filed with the Commission on September 26, 2019, File No. 333-233962, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement in response to the Commission’s written comment on October 9, 2019 and its oral comment on November 7, 2019, pursuant to which the Commission stated that the Registrant is not eligible to use Form S-3. The Registrant will be filing a new registration statement on Form S-1 as soon as practicable after the submission of this request. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions regarding this application for withdrawal, please contact the Registrant’s legal counsel, Jeremy D. Glaser or Christian Hollweg of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (858) 314-1500.

Sincerely,

DermTech, Inc.

By:	/s/ John Dobak
Name: John Dobak, M.D.
Title: Chief Executive Officer